UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 April 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - April 2016

CRH plc will issue a Trading Update at 07:00 BST on Wednesday, 27 April 2016.

CRH plc will host an analysts' conference call at 08:30 BST on Wednesday, 27 April 2016 to discuss the update.

Pre-registration for this call is available at:

https://jsp.premiereglobal.ie/webrsvp/register?conf_id=9642319

To register on the day please use the details below:

Dial in: +353 (0)1 486 0918

Passcode: 9642319

An audio file of the conference call will be available for playback on the day.

Contact at Dublin                 +353 1 404 1000

Frank Heisterkamp             Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.89,000 people at c.3,900 operating locations in 31 countries worldwide. With a market capitalisation of c.€21 billion (Apr 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Registered No: 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 14 April 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary